SEC
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FEB 29 2008

Washington, DC
103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~50520~~ 21703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Merchant Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~David Barnett~~ 212-223-8290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks, Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle (Address) Jericho (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, David W. Unsworth, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Merchant Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer/Chairman

Title

Marie DiMichele

Notary Public

MARIE DiMICHELE
Notary Public, State of New York
No. 03-4903952
Qualified in Westchester County
Commission Expires July 6, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Legend Merchant Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Legend Merchant Group, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 26, 2008

LEGEND MERCHANT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 507,107
Due from clearing firm	1,051,837
Placement fees receivable	17,800
Securities owned:	
Marketable, at quoted market value	6,800
Not readily marketable, at estimated fair value	6,444
Due from Ledge End Corp.	145,997
Furniture and equipment - net	69,880
Deferred tax assets	82,865
Employee advances	186,036
Other assets	189,432
Total assets	$2,264,198

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 230,606
Accounts payable and accrued expenses	403,308
Deferred tax liability	14,699
Total liabilities	648,613
Commitments (See Notes)	
Stockholder's equity	
Common stock	200
Additional paid-in capital	1,811,874
Retained earnings	78,511
	1,890,585
Less: Treasury stock	(275,000)
Total stockholder's equity	1,615,585
Total liabilities and stockholder's equity	$2,264,198

See notes to financial statements.

END